Norwegian Cruise Line Holdings Ltd.

7665 Corporate Center Drive

Miami, Florida 33126

July 24, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Norwegian Cruise Line Holdings Ltd. Registration Statement on Form S-3

File No. 333-239761

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Norwegian Cruise Line Holdings Ltd. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (the “Registration Statement”), File No. 333-239761, as amended, to 4:30 p.m., Eastern Time, on July 28, 2020, or as soon thereafter as practicable.

Please contact Sophia Hudson of Kirkland & Ellis LLP, counsel to the Company, at (212) 446-4750 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Frank J. Del Rio
Frank J. Del Rio
President and Chief Executive Officer